Exhibit 12.1

CHAPARRAL STEEL COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	Year Ended May 31,
	Pro Forma 2005	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income taxes	$133,400	$120,210	$(8,997)	$(100,580)	$(20,245)	$(74,039)
Fixed charges	34,681	47,871	50,211	51,867	51,396	50,939
Amortization of capitalized interest	1,703	1,703	1,703	1,703	1,703	1,703

Total earnings (loss)	$169,784	$169,784	$42,917	$(47,010)	$32,854	$(21,397)

Fixed charges:
Interest expense	$32,875	$47,275	$49,597	$51,027	$50,581	$49,929
Net amortization of debt discount, premium and issuance expense	1,210	—	—	—	—	—
Interest factor included in rents	596	596	614	840	815	1,010

Total fixed charges	$34,681	$47,871	$50,211	$51,867	$51,396	$50,939

Ratio of earnings to fixed charges	4.90x	3.55x	—	—	—	—
Deficiency of earnings to cover fixed charges	$—	$—	$7,294	$98,876	$18,542	$72,336